Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Ms. Elaine Ketchmere, Partner

Phone: +86-510-8536-0401

Phone: +1-310-954-1345 (Los Angeles)

E-mail: info@wsphl.com

E-mail: elaine.ketchmere@ccgir.com

http://www.wsphl.com

http://www.ccgirasia.com

Mr. Crocker Coulson, President

Phone: +1-646-213-1915 (New York)

Email: crocker.coulson@ccgir.com

WSP Holdings Announces Fourth Quarter and Full Year 2011 Results

Wuxi, China, April 19, 2012 — WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company"), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction ("Oil Country Tubular Goods" or "OCTG"), and other pipes and connectors, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights

(Comparison with the third quarter of 2011 and the fourth quarter of 2010)

	Q4 2011	Q3 2011	Q-o-Q	Q4 2010	Y-o-Y
Net revenues ($ million)	180.4	189.0	-4.5%	138.5	30.3%
Gross profit (loss) ($ million)	13.0	16.9	-23.5%	(0.8)
Gross margin (% of net revenues)	7.2%	9.0%	—	(0.5)%	—
Loss from operations ($ million)	(16.7)	(6.4)	-161.9%	(46.9)	64.3%
Net loss attributable to WSP Holdings Limited ($ million)	(18.9)	(16.6)	-14.3%	(52.9)	64.2%
Loss per ADS ($) (1)	(0.93)	(0.81)	-14.8%	(2.59)	64.1%

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares ("ADSs") to ordinary shares ("Shares") from 1:2 to 1:10 ("Ratio Change"), effective as of February 15, 2012.

"The fourth quarter saw a modest decrease in both our revenues and gross margin from the third quarter of 2011, mainly due to a decrease in the average selling prices of our non-API products. Export sales decreased in the fourth quarter of 2011 primarily due to a decrease in sales of our non-API products," commented Mr. Longhua

Piao, the Chairman and CEO of WSP Holdings. “This decline was partially offset by a marginal increase in domestic sales of our API products. Even so, our export sales in 2011 have improved considerably compared to 2010 due to our continued international marketing efforts. We will continue with our current strategy to focus and build upon our success in new international markets such as South America, Middle East and Central Asia."

Financial Results

Fourth Quarter 2011 Financial Results

(Comparison with the third quarter of 2011 and the fourth quarter of 2010)

Net revenues ($ million)	Q4 2011	Q3 2011	Q-o-Q	Q4 2010	Y-o-Y
API	128.7	120.8	6.6%	81.9	57.3%
Non-API	27.3	50.3	-45.8%	23.9	14.0%
Others	24.4	17.9	36.3%	32.7	-25.4%
Total	180.4	189.0	-4.5%	138.5	30.3%
Domestic	109.2	88.5	23.3%	87.2	25.2%
Export	71.2	100.5	-29.1%	51.3	39.0%

Sales volume (tonnes)	Q4 2011	Q3 2011	Q-o-Q	Q4 2010	Y-o-Y
API	107,622	103,917	3.6%	80,350	33.9%
Non-API	14,630	22,555	-35.1%	10,879	34.5%
Others	34,927	31,478	11.0%	51,530	-32.2%
Total	157,179	157,950	-0.5%	142,759	10.1%
Domestic	116,156	100,734	15.3%	108,664	6.9%
Export	41,023	57,216	-28.3%	34,095	20.3%

WSP Holdings generated revenues of $180.4 million in the fourth quarter of 2011 compared to $189.0 million in the third quarter of 2011. The slight decrease in revenues was mainly due to a decrease in revenues generated from export sales. Domestic sales and export sales accounted for 60.5% and 39.5%, respectively, of total revenues for the fourth quarter of 2011.

On a quarter-over-quarter basis, domestic sales increased mainly due to a 15.3% increase in domestic sales volume and a 6.9% increase in average selling prices. Export sales decreased quarter-over-quarter due to a 28.3% decrease in export sales volume.

On a year-over-year basis, domestic sales increased due to a 17.1% increase in average selling prices and a 6.9% increase in domestic sales volume. Export sales increased year-over-year due to a 20.3% increase in export sales volume and a 15.5% increase in average selling prices.

API and non-API product sales accounted for 71.3% and 15.1%, respectively, of total revenues in the fourth quarter of 2011. Higher quarter-over-quarter sales revenues from API product sales were primarily due to a 3.6% increase in sales volume and a 2.9% increase in average selling prices. Non-API sales revenues decreased quarter-over-quarter due to a 35.1% decrease in sales volume and a 16.4% decrease in average selling prices. Sales of other products comprising mainly green pipes increased quarter-over-quarter due to a 22.8% increase in average selling prices and an 11.0% increase in sales volume.

API sales revenues increased year-over-year primarily due to a 33.9% increase in sales volume and a 17.4% increase in average selling prices. Non-API sales increased year-over-year primarily due to a 34.5% increase in sales volume, partially offset by a 15.2% decrease in average selling prices.

Gross margin in the fourth quarter of 2011 was 7.2%, compared to 9.0% in the third quarter of 2011 and negative 0.5% in the fourth quarter of 2010. Lower quarter-over-quarter gross margin was primarily due to lower average selling prices of non-API products in the fourth quarter of 2011. Higher year-over-year gross margin was primarily due to higher average selling prices of API products in the fourth quarter of 2011

Operating expenses in the fourth quarter of 2011 were $29.7 million, up 27.2% from $23.3 million in the third quarter of 2011 and down 35.6% from $46.1 million in the fourth quarter of 2010. Selling and marketing expenses were $14.6 million, compared to $8.3 million in the third quarter of 2011 and $7.5 million in the fourth quarter of 2010. The year-over-year increase in selling and marketing expenses was primarily due to an increase in sales commission and sales activity levels associated with increased sales volume. General and administrative expenses were $16.1 million, compared to $19.3 million in the third quarter of 2011 and $40.2 million in the fourth quarter of 2010. The year-over-year decrease in general and administrative expenses was primarily due to an impairment loss of $17.1 million recognized for certain long-lived assets and a legal settlement charge of $7.8 million in the fourth quarter of 2010.

Loss from operations was $16.7 million in the fourth quarter of 2011, compared to loss from operations of $6.4 million and $46.9 million in the third quarter of 2011 and the fourth quarter of 2010, respectively.

Net interest expense was $2.6 million in the fourth quarter of 2011, compared to $10.6 million in the third quarter of 2011 and $7.2 million in the fourth quarter of 2010. Lower quarter-over-quarter net interest expense was attributable to a decrease in interest expense due to an increase in the capitalization of interest expense.

The Company recorded an income tax benefit of $0.7 million in the fourth quarter of 2011, compared to income tax benefit of $0.5 million in the third quarter of 2011 and income tax expense of $8.3 million in the fourth quarter of 2010.

Net loss attributable to WSP Holdings was $18.9 million in the fourth quarter of 2011, compared to net loss of $16.6 million and $52.9 million in the third quarter of 2011 and the fourth quarter of 2010, respectively.

Basic and diluted loss per ADS were both $0.93 in the fourth quarter of 2011, compared to basic and diluted loss per ADS of $0.81 and $2.59 for both in the third quarter of 2011 and in the fourth quarter of 2010, respectively.

Full Year 2011 Financial Results

For the full year 2011, revenues were $686.1 million, up 45.8% from revenues of $470.5 million in 2010 primarily due to sales of higher priced products in both the domestic and international markets. Gross profit was $48.5 million in 2011, compared to gross profit of $3.1 million in 2010. Gross margin was 7.1%, compared to gross margin of 0.7% in 2010. Operating loss was $41.7 million in 2011, compared to operating loss of $96.4 million in 2010. Net loss attributable to WSP Holdings was $68.5 million in 2011, compared to net loss attributable to WSP Holdings of $118.8 million in 2010. Basic and diluted loss per ADS were both $3.35 in 2011, compared to basic and diluted loss per ADS of $5.80 for both in 2010.

Financial Condition

As of December 31, 2011, the Company had cash and cash equivalents of $27.7 million, compared to $41.5 million as of September 30, 2011 and $48.7 million as of December 31, 2010. Restricted cash totaled $249.8 million, compared to $236.1 million as of September 30, 2011 and $142.0 million as of December 31, 2010. As of December 31, 2011, the Company had short term borrowings of $773.5 million and long term borrowings of $79.4 million, compared to $596.5 million and $135.9 million, respectively, as of December 31, 2010. In late August 2011, one of the Company’s major operating subsidiaries entered into a syndicated loan facility agreement with eight commercial banks for up to RMB3.5 billion ($550.2 million), allowing it to replace certain of its existing short-term borrowings with mid-term working capital loans and helping it to improve its current cash flow position and liquidity. As of December 31, 2011, the subsidiary has drawn down approximately RMB2.7 billion ($432.4 million) out of the total approved loan facility of RMB2.9 billion ($447.7 million). The subsidiary is subject to continued compliance with certain bank loan covenants, including maintaining certain financial ratios and thresholds at the end of a one-year special observation period. The subsidiary did not meet and may not meet certain financial covenants under the syndicated loan facility agreement during the relevant measuring periods and is currently in discussion with its lenders regarding the non-complying financial covenants. Another subsidiary of the Company, which just commenced its commercial production in the second half of 2011, is also in breach of its financial covenants under a project loan. The Company’s lenders have not accelerated the repayment of their borrowings under these credit facilities. In the event that the Company is unable to reach an agreement with these lenders, the lenders may accelerate the repayment of the loans and the Company's ability to draw down under these credit facilities may be affected.

Accounts receivable and inventory totaled $260.1 million and $242.2 million, respectively, as of December 31, 2011, compared to $200.0 million and $240.7 million, respectively, as of December 31, 2010. As of December 31, 2011, total assets were $1,571.1 million, total liabilities were $1,339.7 million and total equity was $231.4 million.

Capital expenditures incurred in 2011 were $93.4 million and were funded mainly through the Company’s own operating cash flow, and medium- and long-term bank loans. The Company has almost completed its major capital expenditure projects and will continue to reevaluate and revise its capital expenditure plan based on the prevailing economic conditions and future expectations, as well as the availability of funding.

Recent Business Development

The Company has recently engaged Houlihan Lokey (China) Limited as the financial advisor to the Special Committee of its Board of Directors in relation to the non-binding proposal received from H.D.S. Investment LLC (“HDS”) indicating HDS’s interest in acquiring all outstanding shares of the Company in a possible going-private transaction for $3.00 per American Depository Share in cash, subject to certain conditions. The Special Committee, working with its advisors, has not set a definitive timetable for completion of its evaluation and does not currently intend to announce developments unless and until a definitive transaction or strategic option has been approved.

Operational Environment and Business Outlook

Oil prices have risen steadily above $100 a barrel recently in March 2012, and are expected to continue fluctuating due to escalating disruption to oil production in the OPEC nations and heightened global economic uncertainty.

On the international front, WSP Holdings continues to pursue new opportunities and broaden its customer base in South America, Middle East and Central Asia, which provide opportunities for sales growth. On the domestic front, WSP Holdings plans to launch its new series of non-API products for commercial use following successful trial testing at major domestic oilfields. The Company will continue with its strategy to focus on domestic customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provide opportunities for sales of higher-margin, non-API products.

Conference Call

WSP Holdings' management will host a conference call at 9:00 a.m. Eastern Time on April 19, 2012 to discuss its unaudited financial results for the fourth quarter and full year of 2011. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866 519 4004. International callers should call +1 718 354 1231. The conference pass code is 712 371 66. A replay of the conference call will be available from 12:00 ET on April 19, 2012 to 23:59 ET on April 26, 2012. To access the replay, call 866 214 5335. International callers should call +1 718 354 1232. The conference pass code is 712 371 66 This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings' website: http://ir.wsphl.com/. To listen to the live webcast, please go to WSP Holdings' website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings' website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended December 31, 2011	3 Months Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2010

Net revenues	$180,421	$138,484	$686,125	$470,465
Cost of revenues	(167,456)	(139,245)	(637,615)	(467,400)
Gross profit (loss)	12,965	(761)	48,510	3,065

Selling and marketing expenses	(14,571)	(7,500)	(34,486)	(20,841)
General and administrative expenses	(16,095)	(40,163)	(61,774)	(84,063)
Gain on disposal of subsidiary	—	—	3,268	—
Other operating income	986	1,565	2,777	5,446
Loss from operations	(16,715)	(46,859)	(41,705)	(96,393)
Interest income	1,841	459	4,348	3,440
Interest expense	(4,463)	(7,699)	(34,957)	(29,483)
Other income	192	192	767	767
Exchange differences	(2,144)	(844)	(5,144)	(1,484)
Loss before provision for income taxes	(21,289)	(54,751)	(76,691)	(123,153)
(Provision for) benefit from income taxes	694	(8,340)	(99)	(9,388)

Net loss before earnings in equity investment	(20,595)	(63,091)	(76,790)	(132,541)
Earnings (loss) in equity investment	223	(63)	(10)	(211)
Net loss	(20,372)	(63,154)	(76,800)	(132,752)
Net loss attributable to the non-controlling interests	1,441	10,268	8,320	13,989
Net loss attributable to WSP Holdings Limited	$(18,931)	$(52,886)	$(68,480)	$(118,763)

Weighted average ordinary shares used in computation of loss per share:
Basic	204,375,226	204,375,226	204,375,226	204,771,144
Diluted	204,375,226	204,375,226	204,375,226	204,771,144

Loss Per Ordinary Share
Basic	$(0.09)	$(0.26)	$(0.34)	$(0.58)
Diluted	$(0.09)	$(0.26)	$(0.34)	$(0.58)

Loss Per ADS (1)
Basic	$(0.93)	$(2.59)	$(3.35)	$(5.80)
Diluted	$(0.93)	$(2.59)	$(3.35)	$(5.80)
(1) ADS amounts adjusted for a change in the ratio of its American Depositary Shares ("ADSs") to ordinary shares ("Shares") from 1:2 to 1:10 ("Ratio Change"), effective as of February 15, 2012

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands)

	December 31, 2011	December 31, 2010

Assets
Cash and cash equivalents	$27,742	$48,688
Restricted cash	249,812	142,027
Accounts and bills receivable, net	260,139	199,970
Other current assets	328,869	301,750
Total Current Assets	866,562	692,435

Property and equipment, net	653,783	536,942
Prepaid lease payments for land use rights, non-current	32,957	33,752
Other non-current assets	17,814	67,933
Total Assets	$1,571,116	$1,331,062

Liabilities
Accounts payables	$307,740	$176,379
Borrowings due within one year	773,541	596,546
Other current liabilities	163,719	105,031
Total Current Liabilities	1,245,000	877,956

Borrowings due after one year	79,354	135,896
Other non-current liabilities	15,380	14,435
Total Liabilities	$1,339,734	$1,028,287

Total WSP Holdings Limited shareholders' equity	233,873	297,031
Non-controlling interests	(2,491)	5,744
Total equity	231,382	302,775
Total Liabilities and Equity	$1,571,116	$1,331,062